Exhibit 99.1

Unaudited Condensed Consolidated Interim Financial Statements

BRP Inc.

For the three-month periods ended April 30, 2022 and 2021

BRP Inc.

CONDENSED CONSOLIDATED INTERIM STATEMENTS OF NET INCOME

[Unaudited]

[in millions of Canadian dollars, except per share data]

		Three-month periods ended

	Notes	April 30, 2022	April 30, 2021

Revenues	14	$1,809.3	$1,808.6
Cost of sales	15	1,354.9	1,266.6
Gross profit		454.4	542.0

Operating expenses
Selling and marketing		104.4	100.2
Research and development		84.0	65.8
General and administrative		70.1	64.8
Other operating income	16	(3.7)	(5.3)
Total operating expenses		254.8	225.5
Operating income		199.6	316.5

Financing costs	17	16.5	82.7
Financing income	17	(2.8)	(1.2)
Foreign exchange (gain) loss on long-term debt		16.2	(75.1)
Income before income taxes		169.7	310.1
Income tax expense	18	48.7	65.7
Net income		$121.0	$244.4

Attributable to shareholders		$120.9	$244.2

Attributable to non-controlling interest		$0.1	$0.2

Basic earnings per share	13	$1.49	$2.87

Diluted earnings per share	13	$1.46	$2.79

The accompanying notes are an integral part of these unaudited condensed consolidated interim financial statements.

BRP Inc.

CONDENSED CONSOLIDATED INTERIM STATEMENTS OF COMPREHENSIVE INCOME

[Unaudited]

[in millions of Canadian dollars]

	Three-month periods ended

	April 30, 2022	April 30, 2021

Net income	$121.0	$244.4

Other comprehensive income

Items that will be reclassified subsequently to net income
Net changes in fair value of derivatives designated as cash flow hedges	36.6	22.6
Net changes in unrealized loss on translation of foreign operations	(16.8)	(16.7)
Income tax expense	(10.0)	(6.2)
	9.8	(0.3)

Items that will not be reclassified subsequently to net income
Actuarial gains on defined benefit pension plans	66.2	46.4
Loss on fair value of restricted investments	(0.8)	(0.1)
Income tax expense	(16.7)	(12.2)
	48.7	34.1
Total other comprehensive income	58.5	33.8
Total comprehensive income	$179.5	$278.2

Attributable to shareholders	$179.4	$278.2

Attributable to non-controlling interest	$0.1	$-

The accompanying notes are an integral part of these unaudited condensed consolidated interim financial statements.

BRP Inc.

CONDENSED CONSOLIDATED INTERIM STATEMENTS OF FINANCIAL POSITION

[Unaudited]

[in millions of Canadian dollars]

As at

	Notes	April 30, 2022	January 31, 2022

Cash and cash equivalents		$55.3	$265.8
Trade and other receivables		411.9	465.7
Income taxes and investment tax credits receivable		35.5	31.6
Other financial assets	3	94.6	73.6
Inventories	4	2,001.5	1,691.3
Other current assets	5	168.7	140.1
Total current assets		2,767.5	2,668.1

Investment tax credits receivable		30.4	24.4
Other financial assets	3	96.7	53.2
Property, plant and equipment		1,457.2	1,441.9
Intangible assets		505.4	494.9
Right-of-use assets		133.9	132.7
Deferred income taxes		215.9	212.8
Other non-current assets	5	3.7	2.9
Total non-current assets		2,443.2	2,362.8

Total assets		$5,210.7	$5,030.9

Revolving credit facilities and bank overdraft	6	$327.8	$-
Trade payables and accruals		1,447.2	1,622.9
Provisions	7	332.5	328.1
Other financial liabilities	8	334.6	152.3
Income tax payable		40.9	135.7
Deferred revenues		321.1	247.9
Current portion of long-term debt	9	99.0	103.1
Current portion of lease liabilities		33.1	29.4
Total current liabilities		2,936.2	2,619.4

Long-term debt	9	1,944.7	1,937.4
Lease liabilities		116.1	117.5
Provisions	7	99.8	86.2
Other financial liabilities	8	36.7	34.0
Deferred revenues		89.3	107.3
Employee future benefit liabilities		147.6	220.2
Deferred income taxes		35.3	22.4
Other non-current liabilities		17.0	19.3
Total non-current liabilities		2,486.5	2,544.3
Total liabilities		5,422.7	5,163.7

Deficit		(212.0)	(132.8)

Total liabilities and deficit		$5,210.7	$5,030.9

The accompanying notes are an integral part of these unaudited condensed consolidated interim financial statements.

BRP Inc.

CONDENSED CONSOLIDATED INTERIM STATEMENTS OF CHANGES IN EQUITY

[Unaudited]

[in millions of Canadian dollars]

For the three-month period ended April 30, 2022

	Attributed to shareholders
	Capital Stock (Note 10)	Contributed surplus		Retained losses	Translation of foreign operations	Cash- flow hedges	Total	Non- controlling interests	Total deficit
Balance as at January 31, 2022	$260.6	$(3.2)		$(404.3)	$(2.9)	$14.2	$(135.6)	$2.8	$(132.8)
Net income	—	—		120.9	—	—	120.9	0.1	121.0
Other comprehensive income (loss)	—	—		48.7	(16.8)	26.6	58.5	—	58.5
Total comprehensive income (loss)	—	—		169.6	(16.8)	26.6	179.4	0.1	179.5
Dividends	—	—		(13.0)	—	—	(13.0)	—	(13.0)
Issuance of subordinate shares	3.7	(1.2)		—	—	—	2.5	—	2.5
Repurchase of subordinate shares (Note 10)	(3.1)	(202.8)		(45.9)	—	—	(251.8)	—	(251.8)
Stock-based compensation	—	3.6	[a]	—	—	—	3.6	—	3.6

Balance as at April 30, 2022	$261.2	$(203.6)		$(293.6)	$(19.7)	$40.8	$(214.9)	$2.9	$(212.0)

[a] Includes $1.0 million of income tax expense.

For the three-month period ended April 30, 2021

	Attributed to shareholders
	Capital Stock	Contributed surplus		Retained losses	Translation of foreign operations	Cash- flow hedges	Total	Non- controlling interests	Total deficit
Balance as at January 31, 2021	$210.4	$(154.0)		$(575.9)	$35.5	$5.3	$(478.7)	$3.8	$(474.9)
Net income	—	—		244.2	—	—	244.2	0.2	244.4
Other comprehensive income (loss)	—	—		34.1	(16.5)	16.4	34.0	(0.2)	33.8
Total comprehensive income (loss)	—	—		278.3	(16.5)	16.4	278.2	—	278.2
Dividends	—	—		(11.0)	—	—	(11.0)	—	(11.0)
Issuance of subordinate shares	12.0	(3.1)		—	—	—	8.9	—	8.9
Repurchase of subordinate shares (Note 10)	(13.6)	200.0		(243.3)	—	—	(56.9)	—	(56.9)

Stock-based compensation	—	5.2	[a]	—	—	—	5.2	—	5.2

Balance as at April 30, 2021	$208.8	$48.1		$(551.9)	$19.0	$21.7	$(254.3)	$3.8	$(250.5)

[a] Includes $1.1 million of income tax recovery.

The accompanying notes are an integral part of these unaudited condensed consolidated interim financial statements.

BRP Inc.

CONDENSED CONSOLIDATED INTERIM STATEMENTS OF CASH FLOWS

[Unaudited]

[in millions of Canadian dollars]

		Three-month periods ended

	Notes	April 30, 2022	April 30, 2021

OPERATING ACTIVITIES
Net income		$121.0	$244.4
Non-cash and non-operating items:
Depreciation expense		71.3	65.8
Income tax expense	18	48.7	65.7
Foreign exchange (gain) loss on long-term debt		16.2	(75.1)
Interest expense and transaction costs	17	14.8	59.6
Net gain on disposal of property, plant and equipment	16	(0.1)	—
Other		7.1	18.8
Cash flows generated from operations before changes in working capital		279.0	379.2
Changes in working capital:
Decrease in trade and other receivables		44.0	26.0
Increase in inventories		(335.7)	(220.3)
Increase in other assets		(68.6)	(16.3)
Decrease in trade payables and accruals		(157.6)	(2.7)
Increase (decrease) in other financial liabilities		(16.3)	72.2
Increase in provisions		23.5	1.9
Increase (decrease) in other liabilities		52.2	(13.8)
Cash flows generated from (used in) operations		(179.5)	226.2
Income taxes paid, net of refunds		(153.6)	(61.3)
Net cash flows generated from (used in) operating activities		(333.1)	164.9

INVESTING ACTIVITIES
Additions to property, plant and equipment		(92.6)	(85.5)
Additions to intangible assets		(16.4)	(11.7)
Other		1.5	0.2
Net cash flows used in investing activities		(107.5)	(97.0)

FINANCING ACTIVITIES
Increase in revolving credit facilities and bank overdraft		327.8	—
Issuance of long-term debt	9	—	388.6
Long-term debt amendment fees	9	—	(19.5)
Repayment of long-term debt	9	(5.9)	(762.9)
Repayment of lease liabilities		(8.2)	(8.7)
Interest paid		(13.2)	(14.9)
Issuance of subordinate voting shares		2.5	8.9
Repurchase of subordinate voting shares	10	(55.5)	(288.2)
Dividends paid		(13.0)	(11.0)
Other		(2.0)	(0.2)
Net cash flows generated from (used in) financing activities		232.5	(707.9)
Effect of exchange rate changes on cash and cash equivalents		(2.4)	5.2
Net decrease in cash and cash equivalents		(210.5)	(634.8)
Cash and cash equivalents at the beginning of period		265.8	1,325.7
Cash and cash equivalents at the end of period		$55.3	$690.9

The accompanying notes are an integral part of these unaudited condensed consolidated interim financial statements.

BRP Inc.

NOTES TO CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

For the three-month periods ended April 30, 2022 and 2021

[Unaudited]

[Tabular figures are in millions of Canadian dollars, unless otherwise indicated]

1.	NATURE OF OPERATIONS

BRP Inc. (“BRP”) is incorporated under the laws of Canada. BRP’s multiple voting shares are owned by Beaudier Inc. and 4338618 Canada Inc. (collectively, “Beaudier Group”), Bain Capital Integral Investors II, L.P. (“Bain Capital”) and La Caisse de dépôt et placement du Québec (“CDPQ”), (collectively, the “Principal Shareholders”). BRP’s subordinate voting shares are listed in Canada on the Toronto Stock Exchange under the symbol DOO and in the United States on the Nasdaq Global Select Market under the symbol DOOO.

BRP and its subsidiaries (the “Company”) design, develop, manufacture and sell powersports vehicles and marine products. The Company’s Powersports segment comprises “Year-Round Products” which consists of all-terrain vehicles, side-by-side vehicles and three-wheeled vehicles; “Seasonal Products” which consists of snowmobiles, personal watercraft and pontoons; and “Powersports PA&A and OEM Engines” which consists of parts, accessories and apparel (“PA&A”), engines for karts and recreational aircraft and other services. Additionally, the Company’s “Marine” segment consists of boats, pontoons, jet boat and outboard engines and related PA&A and other services.

The Company’s products are sold mainly through a network of independent dealers, independent distributors and to original equipment manufacturers (the “Customers”). The Company distributes its products worldwide and manufactures them in Mexico, Canada, Austria, the United States, Finland and Australia.

The Company’s headquarters is located at 726 Saint-Joseph Street, Valcourt, Québec, J0E 2L0.

2.	BASIS OF PRESENTATION

These unaudited condensed consolidated interim financial statements for the three-month periods ended April 30, 2022 and 2021 have been prepared using accounting policies consistent with International Financial Reporting Standards as issued by the International Accounting Standards Board (“IFRS”) and in accordance with IAS 34 “Interim Financial Reporting”. These unaudited condensed consolidated interim financial statements for the three-month periods ended April 30, 2022 and 2021 follow the same accounting policies as the audited consolidated financial statements for the year ended January 31, 2022 and, as such, should be read in conjunction with them.

The preparation of these unaudited condensed consolidated interim financial statements in accordance with the Company’s accounting policies requires management to make estimates and judgments that can affect the reported amounts of assets and liabilities, related amounts of revenues and expenses, other comprehensive income and disclosures made. The Company’s best estimates are based on the information, facts and circumstances available at the time estimates are made. Management uses historical experience and information, general economic conditions and trends, as well as assumptions regarding probable future outcomes as the basis for determining estimates. Actual results could differ from the estimates used and such differences could be significant.

These unaudited condensed consolidated interim financial statements include the financial statements of BRP and its subsidiaries. BRP controls all of its subsidiaries that are wholly owned through voting equity interests, except for Regionales Innovations Centrum GmbH in Austria for which a non-controlling interest of 25% is recorded upon consolidation and BRP Commerce & Trade Shanghai Co. Ltd in China for which a non-controlling interest of 20% is recorded upon consolidation. BRP is also part of a joint venture located in Austria. All inter-company transactions and balances have been eliminated upon consolidation.

BRP Inc.

NOTES TO CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

For the three-month periods ended April 30, 2022 and 2021

[Unaudited]

[Tabular figures are in millions of Canadian dollars, unless otherwise indicated]

2.	BASIS OF PRESENTATION [CONTINUED]

The Company’s revenues and operating income experience substantial fluctuations from quarter to quarter. In general, wholesale of the Company’s products are higher in the period immediately preceding and during their particular season of use. However, the mix of product sales may vary considerably from time to time as a result of changes in seasonal and geographic demand, the introduction of new products and models and production scheduling for particular types of products.

On June 2, 2022, the Board of Directors of the Company approved these unaudited condensed consolidated interim financial statements for the three-month periods ended April 30, 2022 and 2021.

3.	OTHER FINANCIAL ASSETS

The Company’s other financial assets were as follows, as at:

	April 30, 2022	January 31, 2022
Restricted investments [a]	$12.8	$14.3
Derivative financial instruments	82.1	38.0
Advances to suppliers related to property, plant and equipment	61.4	50.4
Other	35.0	24.1
Total other financial assets	$191.3	$126.8
Current	94.6	73.6
Non-current	96.7	53.2
Total other financial assets	$191.3	$126.8

[a]

The restricted investments are publicly traded bonds that can only be used for severance payments and pension costs associated with Austrian pension plans, and are not available for general corporate use.

The non-current portion is mainly attributable to the restricted investments and derivative financial instruments.

4.	INVENTORIES

The Company’s inventories were as follows, as at:

	April 30, 2022	January 31, 2022
Materials and work in progress	$1,482.2	$1,193.6
Finished products	193.8	176.9
Parts, accessories and apparel	325.5	320.8
Total inventories	$2,001.5	$1,691.3

The Company recognized in the condensed consolidated interim statements of net income during the three-month period ended April 30, 2022, a write-down on inventories of $6.3 million ($0.4 million during the three-month period ended April 30, 2021).

BRP Inc.

NOTES TO CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

For the three-month periods ended April 30, 2022 and 2021

[Unaudited]

[Tabular figures are in millions of Canadian dollars, unless otherwise indicated]

5.	OTHER ASSETS

The Company’s other assets were as follows, as at:

	April 30, 2022	January 31, 2022
Prepaids	$32.7	$36.1
Deferred financing cost	5.1	4.1
Other [a]	134.6	102.8
Total other assets	$172.4	$143.0
Current	168.7	140.1
Non-current	3.7	2.9
Total other assets	$172.4	$143.0

[a]

The balance is mainly attributable to the substantially completed units awaiting installation of missing components at dealers for which the legal property title has been transferred while not qualifying for revenue recognition as at April 30, 2022. The Company was either compensated for those units through its amended financing agreement with its third-party financing provider or has an unconditional right to be compensated, which ultimately resulted in the deferral of revenue recognition. The revenue will be recognized upon completion of its performance obligation, concurrently with the aforementioned other asset that will be recognized as cost of sales.

BRP Inc.

NOTES TO CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

For the three-month periods ended April 30, 2022 and 2021

[Unaudited]

[Tabular figures are in millions of Canadian dollars, unless otherwise indicated]

6.	REVOLVING CREDIT FACILITIES

On February 16, 2022, the Company amended its $800.0 million revolving credit facilities to increase the availability to $1,100.0 million and replace LIBOR with the secured overnight financing rate (‘‘SOFR’’) as the benchmark interest rate. The pricing grid and other conditions remained unchanged. As at April 30, 2022, the Company had $318.0 million of outstanding indebtedness under the Revolving Credit Facilities and $9.8 million under bank overdraft.

The applicable interest rates vary depending on a leverage ratio. The leverage ratio is defined in the Revolving Credit Facilities agreement by the ratio of net debt to consolidated cash flows of the Company (the “Leverage ratio”). The applicable interest rates are as follows:

(i)	U.S. dollars at either
(a)	Term SOFR (defined as the forward-looking term rate based on SOFR plus a customary credit spread adjustment) plus 1.45% to 3.00% per annum; or
(b)	U.S. Base Rate plus 0.45% to 2.00% per annum; or
(c)	U.S. Prime Rate plus 0.45% to 2.00% per annum;

(ii)	Canadian dollars at either
(a)	Bankers’ Acceptance plus 1.45% to 3.00% per annum; or
(b)	Canadian Prime Rate plus 0.45% to 2.00% per annum

(iii)	Euros at EURIBOR plus 1.45% to 3.00% per annum.

In addition, the Company incurs commitment fees of 0.25% to 0.40% per annum on the undrawn amount of the Revolving Credit Facilities.

As at April 30, 2022, the cost of borrowing under the Revolving Credit Facilities was as follows:

(i)	U.S. dollars at either
(a)	Term SOFR plus 1.45% per annum; or
(b)	U.S. Base Rate plus 0.45% per annum; or
(c)	U.S. Prime Rate plus 0.45% per annum;

(ii)	Canadian dollars at either
(a)	Bankers’ Acceptance plus 1.45% per annum; or
(b)	Canadian Prime Rate plus 0.45% per annum

(iii)	Euros at EURIBOR plus 1.45% per annum.

As at April 30, 2022, the commitment fees on the undrawn amount of the Revolving Credit Facilities were 0.25% per annum.

The Company is required to maintain, under certain conditions, a minimum fixed charge coverage ratio. Additionally, the total available borrowing under the Revolving Credit Facilities is subject to a borrowing base calculation representing 75% of the carrying amount of trade and other receivables plus 50% of the carrying amount of inventories.

BRP Inc.

NOTES TO CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

For the three-month periods ended April 30, 2022 and 2021

[Unaudited]

[Tabular figures are in millions of Canadian dollars, unless otherwise indicated]

7.	PROVISIONS

The Company’s provisions were as follows, as at:

	April 30, 2022	January 31, 2022
Product-related	$389.6	$372.8
Restructuring	3.1	3.2
Other	39.6	38.3
Total provisions	$432.3	$414.3
Current	332.5	328.1
Non-current	99.8	86.2
Total provisions	$432.3	$414.3

Product-related provisions include provisions for regular warranty coverage on products sold, product liability provisions and provisions related to sales programs offered by the Company to its Customers in order to support the retail activity.

The non-current portion of provisions is mainly attributable to product-related provisions.

The changes in provisions were as follows:

	Product-related	Restructuring	Other	Total
Balance as at January 31, 2022	$372.8	$3.2	$38.3	$414.3
Expensed during the year	151.2	—	7.3	158.5
Paid during the year	(129.3)	—	(5.2)	(134.5)
Effect of foreign currency exchange rate changes	(2.3)	(0.1)	(0.8)	(3.2)
Unwinding of discount and effect of changes in discounting estimates	(2.8)	—	—	(2.8)
Balance as at April 30, 2022	$389.6	$3.1	$39.6	$432.3

8.	OTHER FINANCIAL LIABILITIES

The Company’s other financial liabilities were as follows, as at:

	April 30, 2022	January 31, 2022
Dealer holdback programs and customer deposits	$66.3	$83.4
Due to Bombardier Inc.	22.2	22.1
Derivative financial instruments	18.9	10.3
Due to a pension management company	0.2	0.4
Financial liability related to share repurchase programs (note 20)	250.0	47.2
Other	13.7	22.9
Total other financial liabilities	$371.3	$186.3
Current	334.6	152.3
Non-current [a]	36.7	34.0
Total other financial liabilities	$371.3	$186.3

[a] The non-current portion is mainly comprised of the amount due to Bombardier Inc. in connection with indemnification related to income taxes.

BRP Inc.

NOTES TO CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

For the three-month periods ended April 30, 2022 and 2021

[Unaudited]

[Tabular figures are in millions of Canadian dollars, unless otherwise indicated]

9.	LONG-TERM DEBT

As at April 30, 2022 and January 31, 2022, the maturity dates, interest rates, outstanding nominal amounts and carrying amounts of long-term debt were as follows:

April 30, 2022
	Maturity date	Contractual interest rate	Effective interest rate	Outstanding nominal amount		Carrying amount
Term Facility
Term Loan B-1	May 2027	2.76%	2.80%	U.S. $	1,488.6	$1,902.6	[a]
Term Loans	Dec. 2022 to Dec. 2030	0.80% to 1.90%	0.88% to 3.81%		€109.8	141.1
Total long-term debt						$2,043.7
Current						99.0
Non-current						1,944.7
Total long-term debt						$2,043.7

[a]	Net of unamortized transaction costs of $3.5 million.

January 31, 2022
	Maturity date	Contractual interest rate	Effective interest rate	Outstanding nominal amount		Carrying amount
Term Facility
Term Loan B-1	May 2027	2.11%	2.14%	U.S. $	1,492.4	$1,891.1	[a]
Term Loans	Mar. 2022 to Dec. 2030	0.75% to 1.90%	0.88% to 4.67%		€110.5	149.4
Total long-term debt						$2,040.5
Current						103.1
Non-current						1,937.4
Total long-term debt						$2,040.5

[a] Net of unamortized transaction costs of $3.6 million.

The following table explains the changes in long-term debt during the three-month period ended April 30, 2022:

		Statements of cash flows	Non-cash changes
	Carrying amount as at January 31, 2022	Repayment	Effect of foreign currency exchange rate changes	Other	Carrying amount as at April 30, 2022
Term Facility	$1,891.1	$(4.9)	$16.2	$0.2	$1,902.6
Term Loans	149.4	(1.0)	(7.8)	0.5	141.1
Total	$2,040.5	$(5.9)	$8.4	$0.7	$2,043.7

BRP Inc.

NOTES TO CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

For the three-month periods ended April 30, 2022 and 2021

[Unaudited]

[Tabular figures are in millions of Canadian dollars, unless otherwise indicated]

9.     LONG-TERM DEBT [CONTINUED]

a)    Term Facility

As at April 30, 2022, the cost of borrowing under the Term Loan B-1 was as follows:

(i)	LIBOR plus 2.00% per annum, with a LIBOR floor of 0.00%; or
(ii)	U.S. Base Rate plus 1.00%; or
(iii)	U.S. Prime Rate plus 1.00%

Under the Term Facility, the cost of borrowing in U.S. Base Rate or U.S. Prime Rate cannot be lower than the cost of borrowing in LIBOR.

The Company is required to repay a minimum of 0.25% of the nominal amount each quarter. Consequently, the Company repaid an amount of U.S. $3.8 million ($4.9 million) during the three-month period ended April 30, 2022. Also, the Company may be required to repay a portion of the Term Facility in the event that it has an excess cash position at the end of the fiscal year and its leverage ratio is above a certain threshold level.

b)    Term Loans

During the three-month period ended April 30, 2022, the Company recognized a grant of €1.9 million ($2.5 million) as a reduction of research and development expenses representing the difference between the fair value of the term loan at inception and the cash received.

BRP Inc.

NOTES TO CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

For the three-month periods ended April 30, 2022 and 2021

[Unaudited]

[Tabular figures are in millions of Canadian dollars, unless otherwise indicated]

10.	CAPITAL STOCK

The changes in capital stock issued and outstanding were as follows:

	Number of shares	Carrying Amount
Subordinate voting shares
Balance as at January 31, 2022	38,543,761	$257.1
Issued upon exercise of stock options	75,900	3.7
Repurchased under the normal course issuer bid program	(463,950)	(3.1)
Balance as at April 30, 2022	38,155,711	$257.7

Multiple voting shares
Balance as at January 31, 2022	42,954,979	$3.5
Balance as at April 30, 2022	42,954,979	$3.5

Total outstanding as at April 30, 2022	81,110,690	$261.2

Normal Course Issuer Bid Program (“NCIB”)

During the three-month period ended April 30, 2022, the Company continued the NCIB that was announced and started during the fiscal year ended January 31, 2022 and repurchased 463,950 subordinate voting shares for a total consideration of $47.2 million.

When the Company was not permitted to purchase subordinate voting shares due to regulatory restrictions or self-imposed blackout periods, an automatic share purchase plan with a designated broker allowed the purchase of subordinate voting shares under pre-set conditions. During the three-month period ended April 30, 2022, the Company recognized a gain of $1.8 million in financing income related to the automatic share purchase plan. The gain represents the difference between the share price used to establish the financial liability at the end of each quarter and the amount actually paid to repurchase shares during the regulatory restrictions or self-imposed blackout periods.

Of the total consideration of $47.2 million, $3.1 million represent the carrying amount of the shares repurchased, $45.9 million represents the amount charged to retained losses and $1.8 million represent the gain recognized in net income.

11.	STOCK OPTION PLAN

During the three-month period ended April 30, 2022 and 2021, the Company granted respectively 550,100 and 505,100 stock options to eligible officers and employees to acquire subordinated voting shares at an average exercise price of $104.07 and $109.66 respectively. The fair value of the options at the grant date was $41.02 and $43.06, respectively. Such stock options are time vesting and 25% of the options will vest on each of the first, second, third and fourth anniversary of the grant. The stock options have a ten-year term at the end of which the options expire.

BRP Inc.

NOTES TO CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

For the three-month periods ended April 30, 2022 and 2021

[Unaudited]

[Tabular figures are in millions of Canadian dollars, unless otherwise indicated]

12.	SEGMENTED INFORMATION

Details of segment information were as follows:

For the three-month period ended April 30, 2022	Powersports segment	Marine segment	Inter- segment eliminations	Total

Revenues	$1,686.7	$132.2	$(9.6)	$1,809.3
Cost of sales	1,252.4	112.1	(9.6)	1,354.9
Gross profit	434.3	20.1	—	454.4

Total operating expenses				254.8
Operating income				199.6

Financing costs				16.5
Financing income				(2.8)
Foreign exchange loss on long-term debt				16.2
Income before income taxes				169.7
Income tax expense				48.7

Net income				$121.0

For the three-month period ended April 30, 2021	Powersports segment	Marine segment	Inter- segment eliminations	Total

Revenues	$1,686.7	$127.4	$(5.5)	$1,808.6
Cost of sales	1,167.9	104.2	(5.5)	1,266.6

Gross profit	518.8	23.2	—	542.0

Total operating expenses				225.5

Operating income				316.5

Financing costs				82.7
Financing income				(1.2)
Foreign exchange gain on long-term debt				(75.1)

Income before income taxes				310.1
Income tax expense				65.7

Net income				$244.4

BRP Inc.

NOTES TO CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

For the three-month periods ended April 30, 2022 and 2021

[Unaudited]

[Tabular figures are in millions of Canadian dollars, unless otherwise indicated]

13.	EARNINGS PER SHARE

a)	Basic earnings per share

Details of basic earnings per share were as follows:

	Three-month periods ended

	April 30, 2022	April 30, 2021

Net income attributable to shareholders	$120.9	$244.2

Weighted average number of shares	81,075,819	84,967,050
Earnings per share - basic	$1.49	$2.87

b)	Diluted earnings per share

Details of diluted earnings per share were as follows:

	Three-month periods ended

	April 30, 2022	April 30, 2021
Net income attributable to shareholders	$120.9	$244.2

Weighted average number of shares	81,075,819	84,967,050
Dilutive effect of stock options	1,625,197	2,639,407
Weighted average number of diluted shares	82,701,016	87,606,457

Earnings per share - diluted	$1.46	$2.79

BRP Inc.

NOTES TO CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

For the three-month periods ended April 30, 2022 and 2021

[Unaudited]

[Tabular figures are in millions of Canadian dollars, unless otherwise indicated]

14.	REVENUES

Details of revenues were as follows:

	Three-month periods ended
	April 30, 2022	April 30, 2021
Powersports
Year-Round Products	$934.4	$922.5
Seasonal Products	408.7	463.4
Powersports PA&A and OEM Engines	343.5	300.7
Marine	122.7	122.0
Total	$1,809.3	$1,808.6

The following table provides geographic information on Company’s revenues. The attribution of revenues was based on customer locations.

	Three-month periods ended
	April 30, 2022	April 30, 2021
United States	$1,031.0	$1,021.9
Canada	280.1	276.0
Europe	261.4	300.7
Asia Pacific	149.8	128.1
Latin America	83.7	78.2
Other	3.3	3.7
	$1,809.3	$1,808.6

15.	COST OF SALES

Cost of sales comprise costs of inventories sold, production overheads unallocated to inventories, warranty and distribution costs, costs related to sales programs that involve a free product or service delivered to clients, write-down of inventories, reversal of write-down of inventories, depreciation of property, plant and equipment, intangible assets, right-of-use assets used to manufacture and distribute products and net insurance gains related to inventory.

BRP Inc.

NOTES TO CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

For the three-month periods ended April 30, 2022 and 2021

[Unaudited]

[Tabular figures are in millions of Canadian dollars, unless otherwise indicated]

16.	OTHER OPERATING INCOME

Details of other operating income were as follows:

	Three-month periods ended
	April 30, 2022	April 30, 2021
Foreign exchange (gain) loss on working capital elements	$2.1	$(12.9)
(Gain) loss on forward exchange contracts	(6.8)	7.4
Other	1.0	0.2
Total	$(3.7)	$(5.3)

17.	FINANCING COSTS AND INCOME

Details of financing costs and financing income were as follows:

	Three-month periods ended
	April 30, 2022	April 30, 2021
Interest on long-term debt	$11.7	$12.5
Transaction costs on long-term debt	—	44.3
Interest on lease liabilities	1.2	2.1
Net interest on employee future benefit liabilities	1.2	1.3
Interest and commitment fees on revolving credit facilities	1.9	0.7
Other	0.5	21.8
Financing costs	16.5	82.7

Financing income	(2.8)	(1.2)
Net financing costs	$13.7	$81.5

BRP Inc.

NOTES TO CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

For the three-month periods ended April 30, 2022 and 2021

[Unaudited]

[Tabular figures are in millions of Canadian dollars, unless otherwise indicated]

18.	INCOME TAXES

Details of income tax expense were as follows:

	Three-month periods ended
	April 30, 2022	April 30, 2021

Current income tax expense
Related to current year	$67.4	$70.7
Related to prior years	(1.2)	(1.7)
	66.2	69.0

Deferred income tax recovery
Temporary differences	(21.7)	6.0
Increase (decrease) in valuation allowance	4.2	(9.3)
	(17.5)	(3.3)
Income tax expense	$48.7	$65.7

The reconciliation of income taxes computed at the Canadian statutory rates to income tax expense recorded was as follows:

	Three-month periods ended
	April 30, 2022		April 30, 2021

Income taxes calculated at statutory rates	$45.0	26.5%	$82.2	26.5%
Increase (decrease) resulting from:
Income tax rate differential of foreign subsidiaries	3.4		(1.9)
Increase (decrease) in valuation allowance	4.2		(9.3)
Recognition of income taxes on foreign currency translation	(1.5)		1.0
Permanent differences [a]	0.2		(3.0)
Other	(2.6)		(3.3)
Income tax expense	$48.7		$65.7

[a]	The permanent differences result mainly from the foreign exchange (gain) loss on the long-term debt denominated in U.S. dollars.

BRP Inc.

NOTES TO CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

For the three-month periods ended April 30, 2022 and 2021

[Unaudited]

[Tabular figures are in millions of Canadian dollars, unless otherwise indicated]

19.	FINANCIAL INSTRUMENTS

a)	Fair value

The fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. The fair values of the Company’s financial instruments take into account the credit risk embedded in the instrument. For financial assets, the credit risk of the counterparty is considered whereas for financial liabilities, the Company’s credit risk is considered.

In order to determine the fair value of its financial instruments, the Company uses, when active markets exist, quoted prices from these markets (“Level 1” fair value). When public quotations are not available in the market, fair values are determined using valuation techniques. When inputs used in the valuation techniques are only inputs directly and indirectly observable in the marketplace, fair value is presented as “Level 2” fair value. If fair value is assessed using inputs that require considerable judgment from the Company in interpreting market data and developing estimates, fair value is presented as “Level 3” fair value. For Level 3 fair value, the use of different assumptions and/or estimation methodologies may have a material effect on the estimated fair values.

The fair value level, carrying amount and fair value of restricted investments, non-controlling interest liability, derivative financial instruments and long-term debt were as follows:

		As at April 30, 2022
	Fair value level	Carrying amount	Fair value

Restricted investments (Note 3)	Level 2	$12.8	$12.8

Derivative financial instruments
Forward exchange contracts
Favourable		$6.8	$6.8
(Unfavourable)		(18.5)	(18.5)
Interest rate cap		75.3	75.3
Inflation rate swap		(0.4)	(0.4)
	Level 2	$63.2	$63.2

Long-term debt (including current portion)
Term Facility (Note 9)	Level 1	$(1,902.6)	$(1,870.3)
Term Loans (Note 9)	Level 2	(141.1)	(144.4)
		$(2,043.7)	$(2,014.7)

For cash, trade and other receivables, revolving credit facilities and bank overdraft, trade payables and accruals, dealer holdback programs and customer deposits, the carrying amounts reported on the condensed consolidated interim statements of financial position or in the notes approximate the fair values of these items due to their short-term nature.

BRP Inc.

NOTES TO CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

For the three-month periods ended April 30, 2022 and 2021

[Unaudited]

[Tabular figures are in millions of Canadian dollars, unless otherwise indicated]

19.	FINANCIAL INSTRUMENTS [CONTINUED]

b)	Liquidity risk

The following table summarizes the contractual maturities of the Company’s financial liabilities as at April 30, 2022:

	Less than 1 year	1-3 years	4-5 years	More than 5 years	Total amount
Trade payables and accruals	$1,447.2	$—	$—	$—	$1,447.2
Long-term debt (including interest)	155.2	165.2	163.2	1,838.4	2,322.0
Lease liabilities (including interest)	36.6	53.0	29.7	45.8	165.1
Derivative financial instruments	14.8	4.1	—	—	18.9
Other financial liabilities	319.8	3.9	2.2	26.5	352.4
Total	$1,973.6	$226.2	$195.1	$1,910.7	$4,305.6

20.	SUBSEQUENT EVENTS

Term loans

On May 5, 2022, the Company fully repaid the balance of its €55.0 million ($74.2 million) unsecured loan contracted under an Austrian government COVID-19 program in Fiscal 2021.

On May 24, 2022, the Company entered into an unsecured loan agreement at favourable interest rates under an Austrian government backed program supporting environmentally sustainable capital investments. Under this program, the Austrian government is partly guaranteeing the loan. The loan has a total nominal value of €55.0 million ($74.2 million) maturing in 2029 and incurring interest at EURIBOR plus 0.74% per annum with periodical repayments.

Substantial Issuer Bid (‘‘SIB’’)

On May 11, 2022, the Company announced that it has taken up and paid for 2,427,184 subordinate voting shares following the completion of its SIB for a total consideration of $250.0 million. Prior to the completion of the SIB, Beaudier Group converted 570,779 of multiple voting shares into an equivalent number of subordinate voting shares. These converted shares were repurchased and cancelled in the SIB.